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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

         SUN MEDIA CORPORATION

(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Press release
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Press release dated August 24, 2005

PRESS RELEASE

QUEBECOR MEDIA TO INVEST
OVER $110 MILLION IN NEW PRINTING FACILITIES
FOR LE JOURNAL DE MONTRÉAL

Montréal, August 24, 2005 —  Quebecor Media today announced plans to spend more than $110 million to modernize and relocate the printing facilities of Le Journal de Montréal. The newspaper will acquire three new presses and state-of-the-art shipping and inserting equipment. With this investment, the largest in the newspaper's history, Le Journal de Montréal will be equipped with the most modern printing system of any daily in North America.

The new printing presses, manufactured by Man Roland, the world's largest supplier of offset presses, will be equipped with an automated definition and colour density system, an innovative colour printing process that guarantees uniformly brilliant print quality on every copy.

With this new equipment, Le Journal de Montréal will have the capacity to produce a full-colour daily newspaper for its readers and advertisers. The paper will be able to use an unlimited selection of colours for both editorial content and advertising in order to deliver a more attractive and readable product.

In addition to the three new presses, a new shipping room will be built and fully automated inserting equipment will be installed. The innovative technology is faster and supports a wide range of insert options, including special sections, advertising supplements and geographically targeted ads.

"Since 1964, Le Journal de Montréal has always used the most advanced technology to produce a quality newspaper that stands apart from the competition, day after day," said Lyne Robitaille, President and Publisher of Le Journal de Montréal. "This investment maintains our long tradition of innovation and positions us to remain the largest-circulation French-language daily in the Americas for many years to come."

The new 200,000 square-foot facility in Saint-Janvier-de-Mirabel should be in operation by the spring of 2007. The existing Journal de Montréal building at 4545 Frontenac St. in Montréal will continue to house the newsroom, the sales and classifieds departments, the pree-press room, and administrative offices.

Le Journal de Montréal is owned by Sun Media Corporation, Canada's largest national chain of tabloids and community newspapers. Sun Media publishes eight urban dailies, covering most major centres in Canada, nine local dailies, and nearly 200 weeklies, buyers guides and other specialty publications in Canada. Its newspapers have a combined weekly circulation of over 12 million copies. Le Journal de Montréal, founded in 1964, is the largest-circulation newspaper in its market. Sun Media Corporation is a wholly owned subsidiary of Quebecor Media Inc., one of Canada's leading communications companies and owner of a string of industry-leading media properties in Québec and the rest of Canada.

Source:	Luc Lavoie, Executive Vice President, Corporate Affairs Quebecor inc., (514) 380-1974 (514) 886-7665 lavoie.luc@quebecor.com

Information:	Isabelle Dessureault (514) 380-7501

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: August 29, 2005
	By:	/s/ CLAUDINE TREMBLAY Name: Claudine Tremblay Title: Corporate Secretary

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Press release SUN MEDIA CORPORATION Filed in this Form 6-K
PRESS RELEASE
QUEBECOR MEDIA TO INVEST OVER $110 MILLION IN NEW PRINTING FACILITIES FOR LE JOURNAL DE MONTRÉAL
SIGNATURE